January 10, 2020

Michael Homan
Vice President, Corporate Accounting
PROCTER & GAMBLE Co
1 Procter & Gamble Plaza
Cincinnati, OH 45202

       Re: PROCTER & GAMBLE Co
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed August 6, 2019
           File No. 1-00434

Dear Mr. Homan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing